FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 07/29/2025

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: July 29, 2025

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of June 30, 2025
and for the six-month periods
ended on June 30, 2025 and 2024

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
		(Unaudited)		(Unaudited)
Net sales	4	3,946,939	4,514,152	7,879,747	9,292,449
Cost of sales	5	(3,336,863)	(3,757,556)	(6,738,721)	(7,432,300)

Gross profit		610,076	756,596	1,141,026	1,860,149

Selling, general and administrative expenses	6	(402,900)	(434,579)	(799,100)	(865,745)
Other operating income (expense), net		(7,949)	48,504	(10,873)	50,973

Operating income	4	199,227	370,521	331,053	1,045,377

Finance expense	7	(56,318)	(45,029)	(110,660)	(89,908)
Finance income	7	57,458	73,376	125,949	155,930
Other financial (expense) income, net	7	(30,686)	(66,949)	17,826	(267,174)
Equity in earnings of non-consolidated companies	10	24,898	14,772	40,769	34,332
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	(39,700)	(783,000)	(85,000)	(783,000)
Profit before income tax expense		154,879	(436,309)	319,937	95,557

Income tax expense	12	104,436	(306,817)	81,709	(347,252)

Profit for the period		259,315	(743,126)	401,646	(251,695)

Attributable to:
Owners of the parent		215,446	(727,617)	282,424	(366,181)
Non-controlling interest		43,869	(15,509)	119,222	114,486

Profit for the period		259,315	(743,126)	401,646	(251,695)

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.11	(0.37)	0.14	(0.19)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 2 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Profit for the period	259,315	(743,126)	401,646	(251,695)

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	159,626	(326,920)	372,255	(427,198)
Currency translation adjustment from participation in non-consolidated companies	19,874	(40,368)	46,181	(52,153)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(126,273)	171,591	(173,254)	441,320
Income tax related to financial instruments at fair value	19,900	(18,304)	56,012	93,277
Changes in the fair value of derivatives classified as cash flow hedges	100,285	(12,537)	151,728	(27,930)
Income tax related to cash flow hedges	(30,093)	3,954	(45,392)	8,572
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	1,665	(3,798)	146	(9,212)
Income tax relating to remeasurement of post employment benefit obligations	(55)	470	(55)	470
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	—	—	4	53

Other comprehensive income for the period, net of tax	144,929	(225,912)	407,625	27,199

Total comprehensive income for the period	404,244	(969,038)	809,271	(224,496)

Attributable to:
Owners of the parent	249,590	(715,743)	389,402	(105,281)
Non-controlling interest	154,654	(253,295)	419,869	(119,215)

Total comprehensive income for the period	404,244	(969,038)	809,271	(224,496)
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 3 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	June 30, 2025		December 31, 2024
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	9,486,199		8,381,155
Intangible assets, net	9	1,024,556		1,022,111
Investments in non-consolidated companies	10	553,418		468,516
Other investments		335		22,979
Deferred tax assets	3	1,429,056		1,194,398
Receivables, net		1,076,968	13,570,532	961,298	12,050,457

Current assets
Receivables, net		674,512		772,726
Current income tax assets		196,029		129,713
Derivative financial instruments		101,075		4,483
Inventories, net		4,228,171		4,750,511
Trade receivables, net		1,765,956		1,562,058
Other investments		1,517,171		2,160,051
Cash and cash equivalents		1,857,696	10,340,610	1,691,263	11,070,805
Assets classified as held for sale			8,083		7,285
			10,348,693		11,078,090
Total Assets			23,919,225		23,128,547

EQUITY
Capital and reserves attributable to the owners of the parent			12,004,234		11,968,186
Non-controlling interest			4,578,107		4,163,383
Total Equity			16,582,341		16,131,569

LIABILITIES
Non-current liabilities
Provisions		601,981		552,600
Deferred tax liabilities		40,225		88,707
Non current tax liabilities		29,924		21,436
Other liabilities		829,780		765,961
Trade payables		1,066		5,402
Lease liabilities		165,247		163,666
Borrowings		1,811,697	3,479,920	1,560,047	3,157,819
Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	495,200		410,200
Current income tax liabilities	12	32,290		106,883
Other liabilities		710,289		629,678
Trade payables		2,022,233		1,925,526
Derivative financial instruments		517		50,342
Lease liabilities		50,763		46,458
Borrowings		545,672	3,856,964	670,072	3,839,159
Total Liabilities			7,336,884		6,996,978

Total Equity and Liabilities			23,919,225		23,128,547
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 4 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2025	2,004,743	(150,000)	(23,295)	1,342,753	(2,324,866)	(2,129,552)	13,248,403	11,968,186	4,163,383	16,131,569

Profit (Loss) for the period							282,424	282,424	119,222	401,646
Other comprehensive income (loss) for the period
Currency translation adjustment						84,978		84,978	333,458	418,436
Remeasurement of post employment benefit obligations				348				348	(253)	95
Cash flow hedges and others, net of tax				94,514				94,514	11,822	106,336
Others (4)				(72,862)				(72,862)	(44,380)	(117,242)

Total comprehensive income (loss) for the period	—	—	—	22,000	—	84,978	282,424	389,402	419,869	809,271

Dividends paid in cash (5)							(353,354)	(353,354)	—	(353,354)
Repayment of additional paid in capital (6)								—	(5,145)	(5,145)

Balance as of June 30, 2025 (unaudited)	2,004,743	(150,000)	(23,295)	1,364,753	(2,324,866)	(2,044,574)	13,177,473	12,004,234	4,578,107	16,582,341

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2025, the Company held 41,666,666 shares as treasury shares.
(2) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) See note 11.
(6) It corresponds to the first installment of the agreement in connection with the repayment of the additional paid in capital from Tenigal S. de R.L. de C.V. to the non-controlling interest as per the shareholders’ agreement signed on June 25, 2025. The shareholders agreed to the repayment of the total amount of the additional paid in capital of $ 63 million in the upcoming three years, starting in June 2025.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 5 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for six-month periods ended June 30, 2025 and 2024
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

(Loss) Profit for the period							(366,181)	(366,181)	114,486	(251,695)
Other comprehensive income (loss) for the period
Currency translation adjustment						(95,895)		(95,895)	(383,456)	(479,351)
Remeasurement of post employment benefit obligations				(3,118)				(3,118)	(5,571)	(8,689)
Cash flow hedges and others, net of tax				(17,729)				(17,729)	(1,629)	(19,358)
Others (4)				377,642				377,642	156,955	534,597

Total comprehensive (loss) income for the period	—	—	—	356,795	—	(95,895)	(366,181)	(105,281)	(119,215)	(224,496)

Dividends paid in cash							(431,877)	(431,877)	—	(431,877)

Balance as of June 30, 2024 (unaudited)	2,004,743	(150,000)	(23,295)	1,322,006	(2,324,866)	(2,059,722)	13,112,571	11,881,437	4,274,049	16,155,486

(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of June 30, 2024, the Company held 41,666,666 shares as treasury shares.
(2) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 6 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Six-month period ended June 30,
	Notes	2025	2024
		(Unaudited)
Cash flows from operating activities
Profit (Loss) for the period		401,646	(251,695)
Adjustments for:
Depreciation and amortization	8 & 9	380,857	370,143
Income tax accruals less payments	12	(251,955)	270,670
Equity in earnings of non-consolidated companies	10	(40,769)	(34,332)
Interest accruals less payments/receipts, net		398	(12,239)
Changes in provisions		4,209	(68,898)
Changes in working capital (1)		726,764	(96,818)
Net foreign exchange results and others		(55,478)	172,132
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	13	85,000	783,000

Net cash provided by operating activities		1,250,672	1,131,963

Cash flows from investing activities
Capital expenditures	8 & 9	(1,327,490)	(858,325)
Decrease (Increase) in other investments		561,926	329,282
Proceeds from the sale of property, plant and equipment		864	1,243
Dividends received from non-consolidated companies		1,922	1,943
Repayment of additional paid in capital		(5,145)	—

Net cash used in investing activities		(767,923)	(525,857)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders	11	(353,354)	(431,877)
Dividends paid in cash to non-controlling interest		(1,958)	(46,242)
Finance lease payments		(35,152)	(33,273)
Proceeds from borrowings		581,842	434,059
Repayments of borrowings		(547,382)	(530,949)

Net cash used in financing activities		(356,004)	(608,282)

Increase (Decrease) in cash and cash equivalents		126,745	(2,176)

Movement in cash and cash equivalents
At January 1,		1,691,263	1,846,013
Effect of exchange rate changes		39,688	(124,372)
Increase (Decrease) in cash and cash equivalents		126,745	(2,176)

Cash and cash equivalents as of June 30, (2)		1,857,696	1,719,465

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		26,243	11,091

(1) The working capital is impacted by non-cash movements of $ 198.6 million as of June 30, 2025 ($ (200.6) million as of June 30, 2024) due to the variations in the exchange rates used by subsidiaries.
(2) It includes restricted cash of $ 2,993 and $ 112 as of June 30, 2025 and 2024, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,517,350 and $ 2,147,939 as of June 30, 2025 and 2024, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2024.

Page 7 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of June 30, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”), each representing 10 shares, trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2024.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2024, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2024.

None of the accounting pronouncements issued after December 31, 2024, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

Page 9 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date and recognized in its Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023, the effects described below.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

Page 10 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition and as of the acquisition date are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands
Property, plant and equipment	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million, recognized in the Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023.

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:
- NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at $ 2.0584 per share.

Page 11 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

- At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of $ 2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option.
- In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million ($ 270.4 million as of June 30, 2025), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest.

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million, recognized in the Consolidated Condensed Interim Financial Statements as of and for the nine-month period ended September 30, 2023.

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labor matters and based on the advice and assessment of internal and external legal advisors.

Page 12 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated condensed interim financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of June 30, 2025 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	34,393
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	10,528
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	5,998
Other contingencies		86,613	50,853
Provisions for contingencies recognized by Usiminas before business combination		199,677	101,772

Description	Status	As of the acquisition date (in $ thousands)	As of June 30, 2025 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	83,711
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	45,521
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	31,736
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	25,424
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	10,938
Other tax contingencies		206,335	140,762
Provisions for tax contingencies recognized as part of the business combination		432,488	338,092
Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	18,645
Other civil and other contingencies (1)		88,905	40,433
Provisions for civil and other contingencies recognized as part of the business combination		174,333	59,078
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	16,001
Other labour contingencies (1)		22,532	10,849
Provisions for labour contingencies recognized as part of the business combination		49,655	26,850
(1) Composed of individually non-significative contingencies

Page 13 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

4.    SEGMENT INFORMATION

OPERATING SEGMENTS

The Company is organized in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.

The Mining segment includes the sales of mining products done by the Company's subsidiaries, mainly iron ore and iron ore pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.

Ternium's Chief Executive Officer ("CEO") functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses "Operating income - Management view" as per the below table as the key performance measure, which differs from operating income determined in accordance with IFRS principally as follows:
• The use of direct cost methodology to value inventories, while under IFRS they are valued at full cost, including absorption of production overheads and depreciation.
• The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (using the FIFO methodology).
• In the case of Usiminas, the use of costs based on the weighted average cost, while, under IFRS, costs are calculated under the FIFO methodology.
• Other differences related to other operating income and expenses.

Page 14 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

4.    SEGMENT INFORMATION (continued)

	Six-month period ended June 30, 2025 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	433,400	(39,898)	(7,738)	385,764
Reconciliation:
Differences in Cost of sales				(54,711)
Operating income - Under IFRS				331,053
Financial income (expense), net				33,115
Equity in earnings (losses) of non-consolidated companies				40,769
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(85,000)
Income before income tax expense - IFRS				319,937
Net sales from external customers	7,613,034	266,713	—	7,879,747
Net sales from transactions with other operating segments of the same entity	—	294,108	(294,108)	—
Depreciation and amortization	(285,603)	(95,254)	—	(380,857)

	Six-month period ended June 30, 2024 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	871,270	(73,592)	14,752	812,430
Reconciliation:
Differences in Cost of sales				179,213
Differences in Other operating income (expense), net				53,734

Operating income - Under IFRS				1,045,377
Financial income (expense), net				(201,152)
Equity in earnings (losses) of non-consolidated companies				34,332
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(783,000)
Income before income tax expense - IFRS				95,557
Net sales from external customers	9,084,805	207,644	—	9,292,449
Net sales from transactions with other operating segments of the same entity	—	338,175	(338,175)	—
Depreciation and amortization	(271,195)	(98,948)	—	(370,143)

Information on segment assets is not disclosed as it is not reviewed by the CEO.

GEOGRAPHICAL INFORMATION

The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2025.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Six-month period ended June 30, 2025 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	3,632,906	1,152,332	2,012,294	1,082,215	7,879,747
Non-current assets (1)	6,468,895	1,117,087	2,592,593	332,180	10,510,755
	Six-month period ended June 30, 2024 (Unaudited)
	Mexico	Southern region	Brazil	Other markets	Total
Net sales	4,651,234	1,143,105	2,170,798	1,327,312	9,292,449
Non-current assets (1)	5,234,140	1,010,632	2,407,559	308,525	8,960,856
(1) Includes Property, plant and equipment and Intangible assets.

Page 15 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

5.    COST OF SALES

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Inventories at the beginning of the year	4,750,511	4,948,376
Translation differences	154,817	(174,797)

Plus: Charges for the period
Raw materials and consumables used and other movements (1)	4,529,099	6,126,821
Services and fees	150,228	157,952
Labor cost	534,018	551,078
Depreciation of property, plant and equipment	287,572	305,326
Amortization of intangible assets	53,092	35,810
Maintenance expenses	459,693	484,272
Office expenses	9,226	8,107
Insurance	18,691	16,891
Change of obsolescence allowance	9,639	8,740
Recovery from sales of scrap and by-products	(16,251)	(14,067)
Others	26,557	25,831
Less: Inventories at the end of the period	(4,228,171)	(5,048,040)
Cost of Sales	6,738,721	7,432,300
(1) For the six-month period ended June 30, 2024, it included $ 70 million, related to the readjustment of electricity transmission charges and to natural gas charges in Mexico.

6.    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Services and fees	58,672	53,296
Labor cost	194,628	206,930
Depreciation of property, plant and equipment	13,681	11,537
Amortization of intangible assets	26,512	17,470
Maintenance and expenses	5,896	6,556
Taxes	73,068	72,181
Office expenses	44,566	44,336
Freight and transportation	366,990	432,696
(Decrease) Increase of allowance for doubtful accounts	(1,067)	2,007
Others	16,154	18,736

Selling, general and administrative expenses	799,100	865,745

Page 16 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

7.     FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
Interest expense	(110,660)	(89,908)

Finance expense	(110,660)	(89,908)

Interest income	125,949	155,930

Finance income	125,949	155,930

Net foreign exchange loss	(4,398)	(89,762)
Change in fair value of financial assets (1)	47,111	(143,413)
Derivative contract results	(1,572)	1,760
Others	(23,315)	(35,759)

Other financial (expenses) income, net	17,826	(267,174)
(1) For the six-month periods ended June 30, 2025 and 2024, mainly related to the recycling of other comprehensive income from the sale of investments previously recognized at fair value through other comprehensive income.

8.    PROPERTY, PLANT AND EQUIPMENT, NET

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
At the beginning of the year	8,381,155	7,637,687

Currency translation differences	142,423	(159,722)
Additions (1)	1,266,311	762,175
Value adjustments of lease contracts	6,744	9,915
Disposals	(18,421)	(19,801)
Depreciation charge	(301,253)	(316,863)
Transfers and reclassifications	9,240	(2,205)

At the end of the period	9,486,199	7,911,186
(1) For the six-month periods ended June 30, 2025, it includes $ 984 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería facilities.

9.    INTANGIBLE ASSETS, NET

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
At the beginning of the year	1,022,111	996,048

Currency translation differences	5,182	(4,920)
Additions	85,667	115,150
Amortization charge	(79,604)	(53,280)
Transfers/Disposals	(8,800)	(3,328)

At the end of the period	1,024,556	1,049,670

Page 17 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

10.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of

			June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	146,538	130,433
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	118,917	98,280
MRS Logística S.A	Brazil	Logistical services	11.48%	11.48%	247,363	203,778
Other non-consolidated companies (1)					40,600	36,025
					553,418	468,516
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda., Terminal de Cargas Sarzedo Ltda., and Metalcentro Ltda.

Techgen S.A. de C.V.

Techgen stated as of and for the six-month period ended June 30, 2025, that revenues amounted to $ 214 million ($ 67 million as of June 30, 2024), net profit from continuing operations to $ 34 million ($ 14 million as of June 30, 2024), non-current assets to $ 683 million ($ 692 million as of December 31, 2024), current assets to $ 98 million ($ 104 million as of December 31, 2024), non-current liabilities to $ 313 million ($ 415 million as of December 31, 2024), current liabilities to $ 162 million ($ 109 million as of December 31, 2024) and shareholders’ equity to $ 305 million ($ 272 million as of December 31, 2024).

Unigal Usiminas Ltda.

Unigal stated as of and for the six-month period ended June 30, 2025, that revenues amounted to $ 31 million ($35 million for the six-month period ended June 30, 2024), net profit from continuing operations to $ 9 million ($ 12 million for the six-month period ended June 30, 2024), non-current assets to $ 146 million ($ 126 million as of December 31, 2024), current assets to $ 46 million ($ 35 million as of December 31, 2024), non-current liabilities to $ 43 million ($ 38 million as of December 31, 2024), current liabilities to $ 10 million ($ 9 million as of December 31, 2024) and shareholders’ equity to $ 139 million ($114 million as of December 31, 2024).

MRS Logística S.A.

MRS Logística stated as of and for the six-month period ended June 30, 2025, that revenues amounted to $ 509 million ($ 563 million for the six-month period ended June 30, 2024), net profit from continuing operations to $ 109 million ($ 108 million for the six-month period ended June 30, 2024), non-current assets to $ 2,991 million ($ 2,461 million as of December 31, 2024), current assets to $ 899 million ($ 868 million as of December 31, 2024), non-current liabilities to $ 1,774 million ($ 1,576 million as of December 31, 2024), current liabilities to $ 634 million ($ 547 million as of December 31, 2024) and shareholders’ equity to $ 1,483 million ($ 1,206 million as of December 31, 2024).

Page 18 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

11.    DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 6, 2025, the shareholders approved a distribution of dividends of $ 0.27 per share ($ 2.70 per ADS). The annual dividend included the interim dividend of $ 0.09 per share ($ 0.90 per ADS) paid in November 2024. A net dividend of $ 0.18 per share ($ 1.80 per ADS) was paid on May 14, 2025, of approximately $ 353 million in the aggregate.

12.    INCOME TAX – PILLAR TWO

The Company is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxemburg, the jurisdiction in which the company is incorporated, and came into effect from 1 January 2024. The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The Company estimates as current tax expense related to Pillar Two the amount of $ 8.5 million for the six-month period ended June 30, 2025. The total provision related to Pillar Two as of June 30, 2025, amounts to $ 29.9 million.

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2024.

(i) Tax claims and other contingencies

Provision for ongoing litigation related to the acquisition of a participation in Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice (SCJ), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

Page 19 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through June 30, 2025, and attorney’s fees in the amount of BRL 5 million, the aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 1,995.9 million and BRL 706.6 million. The foregoing amounts are equivalent to approximately $ 365.7 million and $ 129.5 million if the BRL/$ rate as of June 30, 2025, is used, and $ 302.9 million and $ 107.3 million, respectively, if the BRL/$ rate as of December 31, 2024, is used.

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution on the matter.

Page 20 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

13.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($ 92 million; BRL 538 million or $ 99 million as of June 30, 2025). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

(ii) Commitments

(a) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 69.0 million until Abril 2028. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 22.4 million payable until April 2028.

(b) In April 2025, Ternium Mexico entered into an amendment agreement for the industrial gas supply with Praxair Mexico for the Guerrero, Juventud and Universidad facilities, originally signed in June 2008. As of June 30, 2025, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $ 4.5 million per year, valid until September 2029. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(c) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. This agreement is due to terminate in April 2029 and the outstanding amount was $ 35.5 million as of June 30, 2025. The contract has minimum required volumes and a penalty for early termination.

(d) Ternium Brasil entered into an agreement with Petrobras S.A. for the supply of petcoke. The contract has minimum required volumes and is due to terminate in February 2026. As of June 30, 2025, the outstanding amount of the agreement was approximately $ 81.2 million.

(e) Ternium Brasil entered into an agreement with LSI Logística S.A. for the rental of mobile equipment for maintenance and operations. The contract is due to terminate in March 2028 and has a penalty for early termination. As of June 30, 2025, the outstanding amount was $ 36.5 million.

(f) Usiminas S.A. entered into an agreement with Seday Transportes Ltda. for transportation services. The contract is due to terminate in until November 2027 and has a penalty for early termination. As of June 30, 2025, the outstanding amount was approximately $ 14.6 million.

(g) Usiminas S.A. signed in May 2025 contracts with VLI Multimodal S.A. for the rail transportation of steel products, iron ore and other raw materials until December 2027. The outstanding amount was approximately $368.4 million as of June 30, 2025. The contracts have minimum yearly-required volumes.

(h) Usiminas S.A. signed in May 2025 a contract with VLI Multimodal S.A. for port and accessory services at the Port of Praia Mole until December 2027. The contract has an annual movement commitment linked to a take-or-pay agreement. The outstanding amount was approximately $ 68.7 million as of June 30, 2025.

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

14.    RELATED PARTY TRANSACTIONS

As of June 30, 2025, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Six-month period ended June 30,
	2025	2024
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	59,916	97,236
Sales of goods to other related parties	96,216	83,748
Sales of services and others to non-consolidated parties	92	90
Sales of services and others to other related parties	1,832	1,672
	158,056	182,746
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	202,999	129,595
Purchases of goods from other related parties	94,422	47,943
Purchases of services and others from non-consolidated parties	98,312	38,189
Purchases of services and others from other related parties	280,501	76,487
	676,234	292,214
(c) Financial results
Income with non-consolidated parties	6,466	6,667
Expenses in connection with lease contracts from other related parties	(453)	(219)
	6,013	6,448
(d) Dividends
Dividends from non-consolidated parties	2,052	2,011
	2,052	2,011
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	452	581
Income (expenses), net with other related parties	396	489
	848	1,070

	June 30, 2025	December 31, 2024
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	160,188	156,937
Receivables from other related parties	23,579	26,988
Advances to non-consolidated parties	948	2,524
Advances to suppliers with other related parties	185,714	131,685
Payables to non-consolidated parties	(48,917)	(57,230)
Payables to other related parties	(123,005)	(39,721)
Lease Liabilities with other related parties	(1,929)	(1,861)

	196,578	219,322

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

15.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of June 30, 2025 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	472,128	—	—	472,128
Derivative financial instruments	—	255	100,820	101,075
Trade receivables	1,765,956	—	—	1,765,956
Other investments	155,808	196,002	1,165,540	1,517,350
Cash and cash equivalents	1,509,728	347,968	—	1,857,696

Total	3,903,620	544,225	1,266,360	5,714,205

As of June 30, 2025 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	457,514	—		457,514
Trade payables	1,940,425	—		1,940,425
Derivative financial instruments	—	517		517
Lease liabilities	216,010	—		216,010
Borrowings	2,357,369	—		2,357,369

Total	4,971,318	517		4,971,835

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 29 of the Consolidated Financial Statements as of December 31, 2024 for definitions of levels of fair values and figures at that date.
The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of June 30, 2025 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	347,968	347,968	—	—
Other investments	1,361,542	1,206,212	154,976	354
Derivative financial instruments	101,075	—	101,075	—

Total assets	1,810,585	1,554,180	256,051	354
Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	517	—	517	—
Total liabilities	517	—	517	—

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

15.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	423,927	423,927	—	—
Other investments	1,633,797	1,501,389	131,866	542
Derivative financial instruments	4,483	—	4,483	—
Total assets	2,062,207	1,925,316	136,349	542

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	50,342	—	50,342	—
Total liabilities	50,342	—	50,342	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the six-month period ended June 30, 2025, and the year ended December 31, 2024, corresponds to the initial investment and to the changes in its fair value.

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Since the new administration took office in Argentina in December 2023 certain restrictions have been gradually eased. On April 14, 2025, the Argentine government introduced flexibility to foreign exchange restrictions on certain transactions by individuals and companies. At the date of these Consolidated Condensed Interim Financial Statements, foreign exchange restrictions remain and the scope and timing of additional flexibility or other upcoming changes, if any, remain unknown. The main currently applicable measures are described below:

• Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.
• Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).
• Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.
• Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.
• Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of June 30, 2025, have been valued considering the official exchange rates at the end of the period.

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TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

16.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Under Ternium Argentina’s annual accounts as of June 30, 2025, and for the six-month period then ended, revenues amounted to $ 985 million (six-month period ended June 30, 2024: $ 1,049 million), net profit from continuing operations to $ 61 million (six-month period ended June 30, 2024: $ 116 million), total assets to $ 5,455 million (December 31, 2024: $ 5,726 million), total liabilities to $ 530 million (December 31, 2024: $ 790 million) and shareholders’ equity to $ 4,926 million (December 31, 2024: $ 4,936 million).

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 1,000 million as of June 30, 2025, broken down as follows:
- $ 859 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 130 million in Argentine pesos-denominated instruments.
- $ 11 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of June 30, 2025, amounted to $ 294 million in monetary assets and $ 139 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

Page 25 of	26

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2025
and for the six-month periods ended June 30, 2025 and 2024

17. RECENTLY ANNOUNCED TARIFFS ON IMPORTS IN THE UNITED STATES

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of tariffs applicable to all products imported from Mexico, Canada and China. As of the date of these consolidated condensed interim financial statements, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff. In addition, on March 12, 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. This tariff was subsequently increased to 50%. Further, on April 2, 2025, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners (Mexico and Canada were not subject to these tariffs), with a minimum tariff of 10% and an extra tariff specific to each country, which was later postponed for 90 days, and is currently notifying various countries about reciprocal tariffs that will be applied on a case-by-case basis starting August 1st, 2025, pending bilateral trade negotiations. Reciprocal tariffs do not add up to Section 232. Also in April 2, 2025, the US government confirmed a previously announced 25% tariff under Section 232 on all imported automobiles produced outside the U.S. However, vehicles and parts that comply with the USMCA are only subject to this tariff on their non-U.S. specific content, and, in the case of auto parts, only when the government establishes a process to exempt U.S. content from tariffs.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the new tariffs and measures would have on its business or financial condition.

18. SUBSEQUENT EVENT – SYNDICATED LOAN AGREEMENT TERNIUM MEXICO S.A. DE C.V.

On July 23, 2025, Ternium México entered into a $ 1,250 million syndicated loan agreement with several banks to finance and/or refinance capital, operating and research and development expenditures and other related investments associated with the DRI-EAF steelmaking plant at its Pesquería Industrial Center in México. The net proceeds from the loan are expected to be disbursed over the next twelve months. The Loan qualifies as “green” under the 2025 LMA and LSTA Green Loan Principles, promoting the development and integrity of green loan products.

The loan bears interest at SOFR plus 125 bps and must be repaid in six equal semi-annual installments, commencing in the 30th month anniversary of the effective date; the borrower may prepay the loan in whole or in part at any time.

Under the loan, Ternium Mexico is subject to certain covenants customary for transactions of this type, including compliance with a specified leverage ratio.

Pablo Brizzio
Chief Financial Officer

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